EXHIBIT 2
InterOil Corporation
ARBN: 094 136 884
Consolidated Financial Statements
(Unaudited, Expressed in United States dollars)
Quarters and six months ended June 30, 2005 and 2004

InterOil Corporation
Consolidated Balance Sheets
(Expressed in United States dollars)

	June 30	December 31	June 30
	2005	2004	2004
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 2)	88,773,156	19,735,912	9,624,766
Temporary investments (note 9)	27,134,399	24,407,709	11,707,586
Trade receivables (note 3)	51,498,550	58,698,069	7,127,714
Commodity hedge contracts	308,000	503,500	—
Other assets	341,005	806,123	129,064
Inventories (note 6)	50,446,177	27,916,902	29,303,284
Prepaid expenses	1,683,054	190,135	548,284

Total current assets	220,184,341	132,258,350	58,440,698
Deferred financing costs (note 12)	1,234,152	1,311,488	1,337,712
Plant and equipment (note 7)	240,407,425	244,363,355	218,375,135
Oil and gas properties (note 8)	11,454,019	6,605,360	38,690,805
Future income tax benefit	1,242,838	1,303,631	642,353

Total assets	474,522,775	385,842,184	317,486,703

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilties	25,762,339	26,328,545	45,641,489
Income tax payable	2,114,059	2,881,398	—
Short term loan facility — crude feedstock (note 18)	82,964,497	76,520,541	—
Deferred acquisition cost (note 10)	—	12,123,106	11,854,110
Due to related parties (note 5)	—	1,056,251	1,056,251
Unsecured loan (note 11)	20,000,000	—	3,600,000
Current portion of secured loan (note 12)	9,000,000	9,000,000	4,500,000
Current portion of indirect participation interest (note 14)	—	13,749,852	—

Total current liabilities	139,840,895	141,659,693	66,651,850
Accrued financing costs (note 12)	892,219	863,329	834,439
Secured loan (note 12)	76,000,000	76,000,000	80,500,000
Indirect participation interest (note 14)	9,685,830	10,608,830	12,109,500

Total liabilities	226,418,944	229,131,852	160,095,789

Non-controlling interest (note 15)	6,145,035	6,404,262	6,465,064

Shareholders’ equity:
Share capital (note 16)	222,095,341	216,813,654	165,065,159
Authorised — unlimited
Issued and outstanding 28,958,054
(Dec 31, 2004 -28,310,884)
(Jun 30, 2004 -25,519,601)
Warrants (note 13)	2,137,852	2,258,227	—
Foreign currency translation adjustment	1,080,898	463,200	49,715
Deferred hedge gain	304,920	537,358	—
Indirect particpation interest (note 14)	117,187,500	—	—
Other paid in capital — stock compensation	1,087,335	1,841,776	1,747,233
Accumulated deficit	(101,935,050)	(71,608,144)	(15,936,257)

Total shareholders’ equity	241,958,796	150,306,071	150,925,850

Total liabilities and shareholders’ equity	474,522,775	385,842,184	317,486,703

See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Statement of Operations
(Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30	June 30	June 30	June 31
	2005	2004	2005	2004
	$	$	$	$

Income
Sales and operating revenues	125,038,030	12,586,137	228,304,654	12,586,137
Interest	230,180	123,956	398,636	175,254
Other	6,331	(19,560)	155,191	84,738

	125,274,541	12,690,533	228,858,481	12,846,129

Expenses

Cost of sales and operating expenses	123,479,708	10,468,871	227,493,955	10,354,813
Administrative and general expenses	3,131,187	2,206,947	5,737,117	3,541,938
Depreciation and amortization	2,528,571	192,804	5,395,085	192,804
Exploration costs , excluding exploration impairment	2,870,365	—	3,027,910	5,795
Exploration impairment (note 14)	6,151,461	1,485,828	6,151,461	1,485,828
Legal and professional fees	1,005,384	236,927	2,281,360	829,054
Short term borrowing costs	2,523,648	—	4,885,454	—
Long term borrowing costs	1,563,562	—	3,188,562	—
Foreign exchange loss	1,691,706	114,678	469,822	96,713

	144,945,592	14,706,055	258,630,726	16,506,945

Loss before income taxes and non-controlling interest	(19,671,051)	(2,015,522)	(29,772,245)	(3,660,816)

Income tax (expense)	(634,479)	(508,821)	(807,029)	(508,821)

Loss before non-controlling interest	(20,305,530)	(2,524,344)	(30,579,274)	(4,169,637)

Non-controlling interest	333,101	2,065	252,368	2,432

Net loss	(19,972,429)	(2,522,279)	(30,326,906)	(4,167,205)

Basic loss per share	(0.69)	(0.10)	(1.05)	(0.17)
Diluted loss per share	(0.69)	(0.10)	(1.05)	(0.17)

See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Statement of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30	June 30	June 30	June 30
	2005	2004	2005	2004
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net (loss)	(19,972,429)	(2,522,278)	(30,326,906)	(4,167,205)
Adjustments for non-cash transactions	—
Non-controlling interest	(333,100)	(2,065)	(252,368)	(2,432)
Depreciation and amortization	2,528,571	146,742	5,395,085	192,804
Future income tax benefit	1,111	(2,069)	60,793	(2,069)
Gain on sale of other asset	—	—	—	(94,260)
Amortization of deferred financing costs	62,891	—	77,336	—
Amortization of discount on debt	28,890	47,727	132,365	47,727
lncrease/(decrease) in foreign currency translation adjustment	(67,091)	186,373	617,698	186,373
Stock compensation expense	(454,086)	487,263	(498,804)	569,695
Inventory revaluation	(3,210,610)	—	—	—
Ineffective hedge loss	(3,080)	—	(43,795)	—
Unrealized foreign exchange loss	1,691,706	114,678	469,822	96,713
Capitalized oil and gas properties expensed	6,151,461	1,491,623	6,151,461	1,491,623
Cash held as security for working capital facility	1,406,534	—	(2,726,690)	—
Change in non-cash operating working capital
Decrease/(increase) in trade and other receivables	(30,814,619)	1,260,861	7,199,519	1,113,687
lncrease/(decrease) in other assets	112,872	1,300,923	(1,027,801)	1,300,923
lncrease/(decrease) in inventories	2,960,452	(22,544,195)	(22,529,275)	(22,544,195)
Decrease/increase) in accounts payable and accrued liabilities	(30,985,320)	2,472,109	(4,378,790)	3,080,936
Proceeds from (repayments of) working capital facility	56,017,265	—	6,443,956	—

	(14,878,582)	(17,562,308)	(35,236,394)	(18,729,680)

Investing activities
Expenditure on oil and gas properties	(6,251,796)	(7,459,686)	(11,000,120)	(17,164,412)
Expenditure on plant and equipment	(953,580)	(7,935,127)	(1,439,155)	(13,675,942)
Funds received on sale of assets	—	—	—	405,353
Redemption of cash on short-term investments	—	17,711,412	—	24,554,925
Acquisition of InterOil Products Limited net of cash received	—	4,631,904	—	4,631,904
Repayment of deferred acquisition cost	—	—	(12,226,581)	—
Change in non-cash working capital
Increase / (decrease) in accounts payable and accrued liabilities	3,045,243	(3,192,564)	3,045,243	(151,450)

	(4,160,133)	3,755,939	(21,620,613)	(1,399,622)

Financing activities
Proceeds from secured loan	—	2,000,000	—	2,000,000
Proceeds from short term borrowings	—	3,600,000	20,000,000	3,600,000
Proceeds from/(repayments of) indirect participation interest	(649,740)	—	103,437,649	3,235,000
Repayments to related parties	(633,751)	(211,250)	(1,056,251)	(422,500)
Proceeds from/(repayments of) working capital facility	—	23,476,700	—	23,476,700
Proceeds from issue of common shares	2,082,574	30,000	3,982,675	90,125
Cash held as security for working capital facility	—	(11,538,939)	—	(11,538,939)

	799,083	17,356,511	126,364,073	20,440,386

Foreign exchange gain (loss) on cash held in foreign currency	(1,691,706)	—	(469,822)	—
Increase (decrease) in cash and cash equivalents	(18,239,632)	3,550,142	69,507,066	311,084
Cash and cash equivalents, beginning of period	108,704,494	6,074,624	19,735,912	9,313,682

	88,773,156	9,624,766	88,773,156	9,624,766

InterOil Corporation
Consolidated Statement of Shareholders’ Equity
(Expressed in United States dollars)

	Six months ended	Year ended	Six months ended
	June 30	December 31	June 30
	2005	2004	2004
	$	$	$

Share capital

At beginning of period	216,813,654	157,449,200	157,449,200
Adjustment to reflect change in accounting for employee stock options (note 1c)	—	92,434	92,434
Issue of capital stock	5,281,687	59,272,020	7,523,525

At end of period	222,095,341	216,813,654	165,065,159

Stock compensation

At beginning of period	1,841,776	540,222	540,222
Adjustment to reflect change in accounting for employee stock options (note 1c)	—	645,216	645,216
Stock compensation	(754,441)	656,338	561,795

At end of period	1,087,335	1,841,776	1,747,233

Warrants

At beginning of period	2,258,227	—	—
Movement for period (note 13)	(120,375)	2,258,227	—

At end of period	2,137,852	2,258,227	—

Foreign currency translation adjustment

At beginning of period	463,200	—	—
Movement for period (note 1e)	617,698	463,200	49,715

At end of period	1,080,898	463,200	49,715

Indirect participation interest

At beginning of period	—	—	—
Movement for period (note 14)	117,187,500	—	—

At end of period	117,187,500	—	—

Deferred hedge gain

At beginning of period	537,358	—	—
Movement for period	(232,438)	537,358	—

At end of period (note 20)	304,920	537,358	—

Accumulated deficit

At beginning of period	(71,608,144)	(11,031,402)	(11,031,402)
Adjustment to reflect change in accounting for employee stock options (note 1c)	—	(737,650)	(737,650)
Adjustment to reflect cumulative debentures conversion expense	—	(6,899,211)	—
Net (loss) for period	(30,326,906)	(52,939,881)	(4,167,205)

At end of period	(101,935,050)	(71,608,144)	(15,936,257)

Shareholders’ equity at end of period	241,958,796	150,306,071	150,925,850

See accompanying notes to the consolidated financial statements

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
InterOil Corporation’s (the “Company” or “InterOil”) is an enterprise whose primary business interests are oil and gas exploration in Papua New Guinea (“PNG”), the operation of an oil refinery (Midstream) in PNG, and distribution of refined petroleum products in PNG (Downstream).
1. Statement of significant accounting policies
(a) Basis of presentation
The consolidated financial statements for the six months ended June 30, 2005 have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business in the future.
The consolidated financial statements of the Company include the financial statements of SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%) and their subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
(b) Segment reporting
The Company operates its business in Papua New Guinea in the following segments:
Upstream includes the exploration for and production of crude oil and natural gas.
Midstream includes refinery operations. The refinery processes crude oil into naphtha, gasoline, diesel, LPG, jet/kerosene and low sulphur waxy residue. The midstream operations sell to the PNG domestic market as well as to export customers.
Downstream includes the distribution of refined products and lubricants, including gasoline, diesel and fuel oils in PNG.
The above functions have been defined as the operating segments of the Company because they are the segments (a) that engage in business activities from which revenues are earned and expenses are incurred or where business activities are being developed; (b) whose operating results are regularly reviewed by the Company’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available. “Corporate” includes assets and liabilities that do not specifically relate to business segments e.g. primarily cash. Results in this segment primarily include financing costs and interest income.
Segment accounting policies are the same as those described in this summary of significant accounting policies. Upstream, midstream and downstream include costs allocated from the corporate activities. The allocation is based on a fee for service.
(c) Stock-based compensation
Prior to January 1, 2004, the Company applied the fair value based method only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.
The Company adopted the fair value based method to account for employee stock options, beginning January 1, 2004. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods. The effect of retroactively adopting the fair value based method, without restatement, was to increase the opening deficit accumulated during the development stage by $737,650, increase contributed surplus by $645,216 and increase share capital by $92,434 as at January 1, 2004.
(d) Inventories
Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. Cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
1. Statement of significant accounting policies (cont’d)
(e) Foreign currency
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity.
For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.
(f) Deferred financing costs
Deferred financing costs represent the unamortized financing costs paid to secure long term borrowings. Amortization is provided on a straight-line basis, over the term of the related debt and is included in expenses for the period.
(g) Receivables
The collectability of debts is assessed at reporting date and specific provision is made for any doubtful accounts.
The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the risks and rewards associated with carrying the receivables. The working capital facility balance is increased for the amount of cash received on the transaction.
(h) Revenue recognition
The following particular accounting policies, which significantly affect the measurement of profit and of financial position, have been applied.
Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales between business segments of the Company are eliminated from sales and operating revenues and cost of sales for all revenues and expenses relating to the refinery.
Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.
Interest income
Interest income is recognized on a time-proportionate basis using the effective interest method.
(i) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its naphtha sales price exposures and its crude purchase cost exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.
On the date a derivative contract is entered into the Company designates the derivative as a hedge of a forecasted transaction. The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
1. Statement of significant accounting policies (cont’d)
(i) Derivative financial instruments (cont’d)
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of equity to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a hedge is reported in earnings.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes immediately in earnings gains and losses that were accumulated in a separate component of equity.
The Company enters into naphtha swaps in order to reduce the impact of fluctuating naphtha prices on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its naphtha price swap agreements as hedges of the underlying sale. Naphtha sales revenue is adjusted to include the payments made or received under the naphtha price swaps.
The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the period exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.
(j) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.
(k) Oil and gas properties
The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method. Geological and geophysical costs are expensed as incurred.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
1. Statement of significant accounting policies (cont’d)
(l) Plant and equipment
Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in PNG. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalized as part of plant and equipment. Administrative and general costs are expensed as incurred. The refinery assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalized. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalized as part of the cost of such plant and equipment. Refinery related assets will be depreciated on a straight line basis over their useful lives, at 4% per annum. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.
Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at June 30, 2005.
Other assets
Property, plant and equipment is recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. The depreciation rates used on plant and equipment range from 15% to 40%. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized.
Leased assets
Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.
Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no legal obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs. As a result, no provision has been raised.
Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in income.
Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. No provision has been recorded at June 30, 2005.
(m) Employee entitlements
The amounts expected to be paid to employees for their pro-rata entitlement to long service and annual leave and leave fares are accrued having regard to anticipated periods of service, remuneration levels and statutory obligations.
(n) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
1. Statement of significant accounting policies (cont’d)
(o) Per share amounts
Basic per share amounts are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted per share amounts are computed similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.
(p) Vulnerability to concentration risk
Credit risk
The majority of the Company’s export sales are made to one customer which represented $80,144,236 or 35.1% of total sales in the six months ended June 30, 2005. The Company’s domestic sales for the period ended June 30, 2005 were not dependent on a single customer or geographic region of PNG.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2005 output achieved includes transportation fuels, which includes diesel, gasoline and jet fuels (43%) and specialty fuels, which includes naphtha and low sulphur waxy residue (52%). The product yields obtained will vary going forward as the refinery operations are optimized.
Supply risk
During the six months to June 30, 2005 the Company sourced the majority of its crude supply from four sources.
Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
(q) Temporary investments
Temporary investments are carried at the lower of cost and recoverable amount. If the carrying amount of the asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.
(r) Presentation
Certain prior years’ amounts have been reclassified to conform with current presentation.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
2. Cash and cash equivalents
The Company considers deposits in bank and short-term investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are carried at cost. Accrued interest is included with other receivables.
The components of cash and cash equivalents are as follows:

	June 30,	December 31,	June 30,
	2005	2004	2004
	$	$	$

Cash on deposit	88,768,893	15,313,941	5,362,722
Bank term deposits
- Papua New Guinea kina deposits	—	4,417,609	4,192,677
- Australian dollar deposits (AUD 5,595)	4,263	4,362	69,367

	88,773,156	19,735,912	9,624,766

Included in the cash on deposit is $103,674 (December 2004 — $102,096, June 2004 — $98,884) which is restricted and unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
3. Trade receivables
At June 30, 2005 the Company had a discounting facility with BNP Paribas on specific monetary receivables (note 18). As at June 30, 2005, $15,002,629 (December 2004 $13,034,904) in outstanding accounts receivable had been sold with recourse under the facility. The Company has retained the responsibility for administering and collecting accounts receivable sold and therefore includes any sold receivables in the trade receivables balance.
The increase in trade receivables over prior year is a result of the fact that the Company has sold refined product produced by the refinery during its commissioning operations. The increase in trade receivables also relates to the operations of InterOil Products Limited, a subsidiary acquired during 2004.
At June 30, 2005 $44,680,800 (December 2004 — $46,911,393) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 18.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars).
4. Supplemental cash flow information

	June 30,	December 31,	June 30,
	2005	2004	2004
	$	$	$

Cash paid during the quarter
Interest	5,062,917	1,444,006	—
Income taxes	17,551	1,914,459	8,588
Interest received	200,497	671,479	123,083
Non-cash investing and financing activities:
Accrued financing costs and deferred financing costs		—	834,439
Increase in additional paid up capital as a result of a change in accounting policy for stock based compensation (note 1c)	—	645,216	—
Increase in share capital from:
change in accounting policy for stock based compensation (note 1c)	—	92,434	—
transfer of deferred transaction costs on conversion of the debenture	—	(3,093,734)	—
transfer of carrying value of debentures to share capital on conversion of the securities	—	42,890,448	—
conversion of indirect participation interest into share capital	923,000	9,226,260	—
inducement paid on conversion of debentures	—	6,976,800	—
prepaid transaction costs being attributed to share capital transaction	—	300,000	—
Movement in accumulated deficit as a result of the inducement paid on conversion of the debentures	—	6,899,211	—

All non-cash investing and financing activities disclosed in note 4 relate to the “corporate” segment for the six months ended June 30, 2005. In the year ended December 31, 2004, the same applies except for those involving the other payables capitalized as part of plant and equipment (midstream), and the recording of deferred hedge gain (midstream).
5. Related parties
Amounts due to related parties of $nil (December 2004 — $1,056,251, June 2004 — $1,056,251) represents monies owed for barges owned by SPI E&P Corporation to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company’s oil refinery project. PIE is controlled by an officer and director of InterOil. During the year, $1,056,251 of the loan to PIE was repaid. The loan had interest charged at a rate of 5.75% (December 2004 — 5.75%, June 2004 — 5.75%), per annum on a facility provided by Wells Fargo Inc. During the six months ended June 30, 2005 the Company incurred total interest to PIE amounting to $9,376 (December 2004 — $246,745, June 2004 — $36,449).
SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI and it is the US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government, loan. PIE has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the six months ended June 30, 2005, $75,000 (December 2004 — $150,410, June 2004 — $75,000) was expensed for the sponsor’s (PIE) legal, accounting and reporting costs.
Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid or payable to Breckland during the year amounted to $95,562 (December 2004 — $120,426, June 2004 — 33,258).

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
5. Related parties (cont’d)
The services of certain executive officers and senior management of the Company are provided under a management services agreement with Direct Employment Services Corp. (“DESC”). DESC is a U.S. private Company administered by executive officers of the Company and which was established for the purposes of providing non-profit management services to the Company. During the six months ended June 30, 2005 DESC was paid $294,445 (Dec 2004 — $708,104, June 2004 — $382,982).
Amounts due to Directors at June 30, 2005 totaled $30,500 for Directors fees (December 2004 - $61,000) and $320,000 accrued and unpaid from previous periods for Executive Directors bonuses (2004 – $320,000). These amounts are included in accounts payable and accrued liabilities.
6. Inventories

	June 30, 2005	December 31, 2004	June 30, 2004
	$	$	$

Midstream (crude oil feedstock)	9,800,159	3,971,982	23,476,702
Midstream (refined petroleum product)	26,244,870	16,396,975	—
Downstream (refined petroleum product)	14,401,148	7,547,945	5,826,582

	50,446,177	27,916,902	29,303,284

At June 30, 2005 $36,045,028 of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 18.
7. Plant and equipment

30 June 2005	Upstream	Midstream	Downstream	Corporate	Totals

Plant and equipment	5,657,125	238,432,466	13,995,426	261,111	258,346,128
Deferred project costs and work in progress	—	—	406,119	—	406,119
Consolidation entries	—	(52,691)	(729,733)	(3,250,749)	(4,033,173)
Accumulated depreciation and amortisation	(23,037)	(5,887,227)	(8,229,615)	(171,770)	(14,311,649)

Net book value	5,634,088	232,492,548	5,442,197	(3,161,408)	240,407,425

Capital expenditure	—	1,637,426	802,575	25,708	2,465,709

30 December 2004	Upstream	Midstream	Downstream	Corporate	Totals

Plant and equipment	5,659,248	236,551,876	12,331,522	263,217	254,805,863
Deferred project costs	—	—	406,077	—	406,077
Consolidation entries	—	—	—	(2,002,214)	(2,002,214)
Accumulated depreciation and amortisation	(19,792)	(419,629)	(8,230,060)	(176,890)	(8,846,371)

Net book value	5,639,456	236,132,247	4,507,539	(1,915,887)	244,363,355

Capital expenditure for year	1,131	40,532,990	1,320,644	83,920	41,938,685

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
7. Plant and equipment (cont’d)

30 June 2004	Upstream	Midstream	Downstream	Corporate	Totals

Plant and equipment	5,657,198	209,542,136	12,040,366	222,349	227,462,049
Deferred project costs and work in progress	—	—	342,388	—	342,388
Consolidation entries	—	(218,993)	(1,398,642)	—	(1,617,635)
Accumulated depreciation and amortisation	(12,538)	(438,812)	(7,240,819)	(119,498)	(7,811,667)

					—

Net book value	5,644,660	208,884,331	3,743,293	102,851	218,375,135

Capital expenditure	—	7,613,945	100,951	50,727	7,765,623

8. Oil and gas properties
Costs of oil and gas properties, including major development projects, excluded from costs subject to depletion and depreciation were as follows:

	June 30, 2005	December 31, 2004	June 30, 2004
	$	$	$

Inventories and drilling equipment	9,884,602	5,353,471	—
Petroleum Prospecting Licence Drilling programs at cost
PPL 238	1,569,417	1,251,889	38,690,805

	11,454,019	6,605,360	38,690,805

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the years ended:

	June 30, 2005	December 31, 2004	June 30, 2004
	$	$	$

Exploration costs, excluding exploration impairment	3,027,910	2,903,313	5,795
Exploration impariment
Costs incurred in prior years	—	16,576,982	1,485,828
Costs incurred in current year	6,151,461	18,989,779	—

	9,179,371	38,470,074	1,491,623

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
9. Financial instruments
With the exception of cash and cash equivalents and short term investments, all financial assets are non- interest bearing. Cash and cash equivalents earned average interest rates of 1.98% per annum (2004 — 1.6%, 2002 — 3.5%).
Temporary investments are comprised of:

	June 30, 2005	December 31, 2004	June 30, 2004
	$	$	$

Cash deposit on working capital facility (1.98%)	27,134,399	24,407,709	11,707,586

Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, short and long term debt and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventories and accounts receivable.
10. Acquisition of subsidiary
On April 28, 2004, InterOil, through its wholly owned subsidiary, SPI Distribution Limited acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited (“IPL”). IPL is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL’s operations have been included in the consolidated financial statements since April 28, 2004; the date control of IPL’s shares was transferred to InterOil. Under the purchase agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28, 2004 of $1,243,746 was recognized as a reduction in the acquisition cost. The adjusted purchase price for IPL was $ 11,291,827 and was paid on March 1, 2005. In addition to this payment, an amount of $4.32 million (PGK 13.5 million) representing 2003 retained earnings previously allocated as dividends payable of IPL were also paid to BP International in March 2005. An amount of $1,000,000 was paid to BP International as a management fee on April 1, 2005.
11. Unsecured loan
On January 28, 2005, InterOil obtained a $20 million term loan facility from Clarion Finanz AG of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty. In addition, Clarion Finanz AG has an irrevocable right to participate in a subsequent equity financing up to an amount of $40 million.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
12. Secured loan
On June 12, 2001, the Company entered into a loan agreement with (OPIC) to secure a project financing facility of $85,000,000. The facility is fully drawn down at June 30, 2005. The loan is secured over the assets of the refinery project which have a carrying value of $225,745,477 at June 30, 2005 (December 2004 — $229,327,456).
The loan expires December 31, 2014 with half yearly repayments of $4,500,000 commencing December 31, 2005. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. The interest rate is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%).
Deferred financing costs of $721,152 are being amortized over the period of the loan (10 years) until June 2014. The accrued financing costs of $834,439 include discounting of the liability for a 12 month period. The total liability is $950,000 and will be due for payment in June 2006. Further deferred financing costs of $513,000 are being amortized over the period of the initial loan agreement (10 years) until March 2012.
EPI Limited, a subsidiary of InterOil Corporation applied for an amendment to the loan agreement with OPIC for changes to a financial ratio required for compliance. The amendment was agreed to in response to changing market conditions and the current high prices of crude cargos. The company is in compliance with the amended loan agreement.
13. Debentures and warrants
In connection with the issuance of $45 million in senior convertible debentures in 2004, InterOil issued to the investors five-year warrants to purchase 359,415 common shares at an exercise price equal to US$21.91. Warrants totaling 19,168 were converted to common shares of InterOil Corporation in the six months ended June 30, 2005. The warrants are exercisable between August 27, 2004 and August 27, 2009. The remaining 340,247 warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45%, and a weighted average expected life of the warrants of five years.
14. Indirect participation interest
In June 2005, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by Petroleum Prospecting Licenses 236, 237 and 238 is $8,677,364. The total invested by PNGDV in the indirect participation interest is $12,185,000. This interest is subject to the terms of the agreement dated July 21, 2003 between the Corporation and PNG Drilling Ventures Limited, under which all or part of the indirect participation interest, up to a maximum of $11,620,000 may be converted to common shares in the Company at a price no less than C$20.85 per common share. Alternatively, an amount up to $1,969,000 of the indirect participation interest may be converted to debt due in December 2005 and December 2006. Should neither of these conversion rights be exercised, the indirect participation in the drilling program will be maintained and distributions will be paid in accordance with the agreements. In 2004, a total of $1,576,170 of the PNGDV interest was converted to 89,545 common shares of InterOil Corporation in accordance with the indirect participation interest agreement. A total of $923,000 of the PNGDV interest was converted to 52,000 common shares in the period to June 30, 2005.
Prior to December 31, 2004, the Company received deposits of $13,749,852 toward an additional indirect participation interest and a further $111,250,148 in 2005. A balance of $117,187,500 is included in equity. This is the balance of funds received for the indirect participation interest net of costs. The participation interest is subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors under which all or part of the $125 million indirect participation interest may be converted to common shares in the company between June 15, 2006 and December 15, 2006 at a price of $37.50. Should the conversion to shares not be elected, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.
As the additional participation interest is unique in its features, the Company and its accounting advisors are considering which of a number of possible accounting treatments would be the most consistent with the substance of the indirect participation interest and with Canadian generally accepted accounting principles. Until a conclusion is reached by the company and its advisors, the additional indirect participation interest is shown net of fees as equity. It is possible that on the resolution of this accounting issue that all or a portion of the exploration costs expensed in the six months to June 30, 2005, including the exploration impairment costs, may be born by the participants in the indirect participation interest. As at June 30, 2005, the company has currently shown all exploration costs, including impairment costs, as expense items in the Consolidated Statement of Operations.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
15. Non-controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the refinery project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery project. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.
At June 30, 2005, a subsidiary, SPI, holds 98.80% (December 2004 — 98.73%, June 2004 – 98.69%) of the non-voting participating shares issued from EPI.
16. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value.
Each Common share entitles the holder to one vote.

	Number of Shares	$

Balance December 31, 2004	28,310,884	216,813,654
Shares issued for exercise of warrants	19,168	540,346
Shares issued on exercise of options	576,002	3,818,341
Shares issued for debt	52,000	923,000

Balance June 30, 2005	28,958,054	222,095,341

17. Stock Options
At June 30, 2005, 861,300 common shares were outstanding and reserved for issuance under the Company stock option plan. Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	Quarter ended June 30,					Six months ended June 30,
	2005		2004		2005		2004

		Weighted		Weighted		Weighted		Weighted
Stock options	Number of	average	Number of	average	Number of	average	Number of	average
outstanding	options	exer price	options	exer price	options	exer price	options	exer price

Beginning of period	974,613	10.04	1,343,504	7.51	1,162,322	9.91	1,363,265	7.55
Granted	300,000	27.59	154,760	25.05	300,000	27.59	174,260	24.88
Exercised	413,313	5.04	5,000	6.00	576,022	6.18	15,500	5.81
Expired	—	10.25	10,279	23.71	25,000	10.25	39,040	23.55

End of period	861,300	18.55	1,482,985	9.23	861,300	18.55	1,482,985	9.23

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
17. Stock Options (cont’d)

2005	Options issued and outstanding			Options exercisable

Range of exercise		Weighted average	Weighted average		Weighted average
prices		exercise price	remaining terms		exercise price
$	Number of options	$	(years)	Number of options	$

2.75 to 5.00	90,000	3.31	0.89	90,000	3.31
5.01 to 8.00	100,000	6.14	1.76	50,000	5.27
8.01 to 12.00	188,600	11.29	0.45	102,600	11.05
12.01 to 24.00	128,100	23.34	3.13	112,700	23.33
24.00 to 31.00	354,600	28.06	3.26	100,500	30.06

	861,300	18.55	2.76	455,800	16.11

The calculations above have been completed using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45%, and a weighted average expected life of the options of 3.8 years. An amount of $498,804 (June 2004 – expense of $569,695) has been recognized in 2005 as a credit to compensation expense. The estimated fair value of the options is expensed over the option’s vesting period, which is identified in the individual’s option agreement.
18. Working capital facility
In 2004, InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the six months ended June 30, 2005 the weighted average interest rate was 5.31% (March 30, 2005 – 5.23% & December 31, 2004 – 4.36%).
At June 30, 2005, $17,035,503 (March 31, 2005 – 3,145,325, December 31, 2004 — $9,479,459) of the total facility remained available for use.
Cash totaling $27,134,399 was being maintained as a security margin by the ultimate parent entity. In addition, inventory of $36,045,028 and trade receivables of $44,680,800 secured the facility.
19. Operations
Sales and operating revenues include sales to non related parties from the refinery of $174,783,767 and sales from Downstream operations of $53,520,887. The refinery is considered to be operational and no longer under development stage under Canadian GAAP from January 1, 2005.
20. Commodity hedge contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product. As at June 30, 2005, InterOil had entered into naphtha swap agreements to hedge a portion of the anticipated August 2005 sales of naphtha. The unrealised gain on hedge contracts deemed to be effective at June 30, 2005 amounted $304,920 and is recognised in the financial statements as a deferred hedge gain in comprehensive income. Each of the two outstanding hedges is for a notional volume of 50,000 bbls at a price of $49.65 and $49.35 respectively. The derivative contracts expire in August 2005. The receivable relating to these contracts is $308,000.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
21. Segment reporting
The following tables present the Company’s results by segment.

					Consolidation
30 June 2005	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	174,783,767	53,520,887	—	—	228,304,654
Intersegment revenues	—	37,946,022	129,352	857,575	(38,932,949)	—
Interest revenue	—	—	—	398,636	—	398,636
Other unallocated revenue	—	—	—	155,191	—	155,191

Total segment revenue	—	212,729,789	53,650,239	1,411,402	(38,932,949)	228,858,481

Cost of sales and operating expenses	—	217,146,643	48,402,496	—	(38,055,184)	227,493,955
Office and admin and other expenses	1,194,655	5,822,354	2,171,375	2,688,133	(857,575)	11,018,942
Exploration costs, excluding exploration impairment	3,027,910	—	—	—	—	3,027,910
Exploration impairment	6,151,461	—	—	—	—	6,151,461
Depreciation and amortisation	5,369	5,272,097	94,925	22,694	—	5,395,085
Interest expense	3,768	5,086,027	140,058	376,712	(63,192)	5,543,373

Loss from ordinary activities before income taxes	(10,383,163)	(20,597,332)	2,841,385	(1,676,137)	43,002	(29,772,245)

Income tax expense	—	—	(729,609)	(77,420)	—	(807,029)
Non controlling interest	—	—	—	252,368	—	252,368

Total net income/loss	(10,383,163)	(20,597,332)	2,111,776	(1,501,189)	43,002	(30,326,906)

Property, plant and equipment	5,657,125	238,432,466	14,401,545	261,111	—	258,752,247
Accumulated depreciation and amortisation	(23,037)	(5,887,227)	(8,229,615)	(171,770)	—	(14,311,649)
Consolidation entries		(52,691)	(729,733)	—	(3,250,749)	(4,033,173)

Net book value	5,634,088	232,492,548	5,442,197	89,341	(3,250,749)	240,407,425

Capital expenditure for the year	—	1,637,426	802,575	25,708	—	2,465,709

					Consolidation
30 June 2004	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	—	12,586,137	—	—	12,586,137
Intersegment revenues	—	—	367,956	754,368	(1,122,324)	—
Interest revenue	—	—	—	175,254	—	175,254
Other unallocated revenue	—	—	—	84,738	—	84,738

Total segment revenue	—	—	12,954,093	1,014,360	(1,122,324)	12,846,129

Cost of sales and operating expenses	—	—	10,633,135	—	(278,322)	10,354,813
Office and admin and other expenses	872,757	287,011	902,316	2,312,852	68,234	4,443,170
Exploration costs, excluding exploration impairment	5,795	—	—	—	—	5,795
Exploration impairment	1,485,828	—	—	—	—	1,485,828
Depreciation and amortisation	6,157	137,653	10,099	38,895	—	192,804
Interest expense	—	—	689	23,846	—	24,535

Loss from ordinary activities before income taxes	(2,370,537)	(424,664)	1,407,854	(1,361,233)	(912,236)	(3,660,816)

Income tax expense	—	—	(502,283)	(6,538)	—	(508,821)
Non controlling interest	—	—	—	2,432	—	2,432

Total net income/loss	(2,370,537)	(424,664)	905,571	(1,365,339)	(912,236)	(4,167,205)

Property, plant and equipment	5,657,198	209,542,136	12,382,754	222,350	—	227,804,439
Accumulated depreciation and amortisation	(12,538)	(438,812)	(7,240,819)	(119,498)	—	(7,811,667)
Consolidation entries	—	(218,993)	(1,398,642)	—	—	(1,617,635)

Net book value	5,644,660	208,884,331	3,743,293	102,852	—	218,375,136

Capital expenditure for the year	—	7,613,945	100,951	50,727	—	7,765,623

Interest capitalized during the six months ended June 30, 2005 to midstream plant and equipment was nil (December 2004 -$5,949,270, March 2004 – $1,398,994.39)

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
22. Subsequent events
On August 12, 2005, the working capital credit facility with BNP Paribas was amended and the maximum availability was increased from $100,000,000 to $150,000,000.